UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20459

                                 SCHEDULE TO-I/A

                             TENDER OFFER STATEMENT
                    UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                               DYNEX CAPITAL, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                          DYNEX CAPITAL, INC. (OFFEROR)
 (NAME OF FILING PERSON (IDENTIFYING STATUS AS OFFEROR, ISSUER OR OTHER PERSON))

               SERIES A PREFERRED STOCK, PAR VALUE $0.01 PER SHARE SERIES B PREFERRED STOCK, PAR VALUE $0.01 PER SHARE SERIES C PREFERRED STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  (26817Q 20 9)
                   (CUSIP NUMBER OF SERIES A PREFERRED STOCK)
                                  (26817Q 30 8)
                   (CUSIP NUMBER OF SERIES B PREFERRED STOCK)
                                  (26817Q 40 7)
                   (CUSIP NUMBER OF SERIES C PREFERRED STOCK)

                  STEPHEN J. BENEDETTI, CHIEF FINANCIAL OFFICER
                               DYNEX CAPITAL, INC.
                            4551 COX ROAD, SUITE 300
                           GLEN ALLEN, VIRGINIA 23060
                                 (804) 217-5800

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
          RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSON
                              FILING THE STATEMENT)

                                    COPY TO:
                          ELIZABETH R. HUGHES, ESQUIRE
                         VENABLE, BAETJER & HOWARD, LLP
                      8010 TOWERS CRESCENT DRIVE, SUITE 300
                                VIENNA, VA 22182
                                 (703) 760-1649

                            CALCULATION OF FILING FEE

TRANSACTION VALUATION*:                     AMOUNT OF FILING FEE**:
     $50,000,000                                  $10,000.00

*CALCULATED SOLELY FOR THE PURPOSE OF DETERMINING THE AMOUNT OF THE FILING FEE. THE AMOUNT ASSUMES THE PURCHASE OF THE MAXIMUM AMOUNT UNDER THE TERMS OF THE OFFER OF 492,425 SHARES OF SERIES A PREFERRED STOCK, THE PURCHASE OF 662,944 SHARES OF SERIES B PREFERRED STOCK, AND THE PURCHASE OF 683,703 SHARES OF SERIES C PREFERRED STOCK. IF THE MAXIMUM AMOUNT OF SHARES ARE TENDERED, DYNEX MAY PAY UP TO $20 MILLION IN CASH AND ISSUE UP TO $30 MILLION AGGREGATE PRINCIPAL AMOUNT OF SENIOR NOTES TO HOLDERS OF ITS PREFERRED STOCK. BASED ON THE MAXIMUM VALUE OF THE OFFER, THE TRANSACTION VALUE IS EQUAL TO $50 MILLION. THE AMOUNT OF THE FILING FEE, CALCULATED IN ACCORDANCE WITH RULE 0-11 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EQUALS 1/50TH OF ONE PERCENT OF THE TRANSACTION VALUE.

**PREVIOUSLY PAID.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing

Amount Previously Paid:  $10,000.00     Form or Registration No.:  Schedule TO-I
Filing Party:  Dynex Capital, Inc.      Filed:  January 8, 2003

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [   ] third-party tender offer subject to Rule14d-1.

         [ X ] issuer tender offer subject to Rule 13e-4.

         [   ] going-private transaction subject to Rule13e-3.

         [   ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


                             Introductory Statement

     This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule TO-I filed by Dynex Capital, Inc., a Virginia corporation ("Dynex"), relating to a cash tender offer and offer to exchange up to an aggregate 492,425 shares of its Series A Preferred Stock, up to an aggregate 662,944 shares of its Series B Preferred Stock, and up to an aggregate 683,703 shares of its Series C Preferred Stock (or, in each case, such lesser number of shares as are properly tendered and not properly withdrawn), for cash, 9.50% Senior Notes, due February 28, 2005 (the "Senior Notes"), or a combination of cash and Senior Notes, each subject to the terms and conditions of the Offering Circular, dated January 8, 2003 (as amended from time to time, the "Offer to Exchange"). The Offer to Exchange, which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

     This Amendment No. 1 amends and supplements the Schedule TO-I in order to:

          (i) Delete the last two sentences of the second full paragraph of the section of the Offer to Exchange entitled "Incorporation of Certain Documents by Reference."

         (ii) Delete the third full paragraph of the section of the Offer to Exchange entitled "Incorporation of Certain Documents by Reference" and insert in place of such paragraph:

         "If any statement contained in any of the foregoing documents is modified or superseded by a statement in this Offering Circular, the statement in any such foregoing document will be deemed for the purposes of this Offering Circular to have been modified or superseded by such statement in this Offering Circular, and the statement in any such foregoing document is incorporated by reference herein only as modified or to the extent it is not superseded."

        (iii) Change the disclosure in the Offer to Exchange to indicate that tenders pursuant to the Offer (as such term is defined in the Offer to Exchange) may be withdrawn, if not yet accepted for payment, after March 6, 2003. The foregoing change appears in the Offer to Exchange in each of the following sections: in the seventh full paragraph of the introductory section of the Offer to Exchange; in the second sentence of the section of the Offer to Exchange entitled "Summary Term Sheet of the Offer--Will I be able to withdraw shares of Preferred Stock that I tender into the Offer?;" in the first full paragraph on page 23 of the Offer to Exchange; and in the first sentence of the section of the Offer to Exchange entitled "The Offer--Withdrawal Rights."

         (iv) Delete the second to the last sentence of the last paragraph in the section of the Offer to Exchange entitled "The Offer--Conditions to the Offer" and insert in place of such sentence: "Dynex' failure at any time prior to the Expiration Time to exercise any of the foregoing shall not be deemed a waiver of any such right, and each such right shall be deemed a right that may be asserted at any time and from time to time prior to the Expiration Time."


ITEM 12. EXHIBITS

EXHIBIT
NUMBER            DESCRIPTION
-------           -----------

(a)(1)(A)         Offering Circular dated January 8, 2003.

(a)(1)(B)(i)      Series A Preferred Stock Letter of Transmittal.*

(a)(1)(B)(ii)     Series B Preferred Stock Letter of Transmittal.*

(a)(1)(B)(iii)    Series C Preferred Stock Letter of Transmittal.*

(a)(1)(C)         Notice of Guaranteed Delivery.*

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated January 8, 2003.*

(a)(1)(E) Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees dated January 8, 2003.*

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G)         Press Release dated January 2, 2003 (incorporated by reference
                  to   Dynex  Capital,   Inc.'s  Schedule  TO,  filed  with  the
                  Securities and Exchange Commission on January 3, 2003).*

(a)(2)-(5)        Not applicable.

(b)               Not applicable.

(d)(1) Indenture between Dynex and Wachovia Bank, as Trustee, with respect to the 9.50% Senior Notes due 2005.*

(e)               Not applicable.

(g)               Not applicable.

* Previously filed.


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        DYNEX CAPITAL, INC.



                                        By:   /s/ Stephen J. Benedetti
                                             -----------------------------------
                                             Stephen J. Benedetti
                                             Chief Financial Officer
Dated: January 29, 2003

EXHIBIT INDEX

EXHIBIT
NUMBER            DESCRIPTION
-------           -----------

(a)(1)(A)         Offering Circular dated January 8, 2003.

(a)(1)(B)(i)      Series A Preferred Stock Letter of Transmittal.*

(a)(1)(B)(ii)     Series B Preferred Stock Letter of Transmittal.*

(a)(1)(B)(iii)    Series C Preferred Stock Letter of Transmittal.*

(a)(1)(C)         Notice of Guaranteed Delivery.*

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated January 8, 2003.*

(a)(1)(E) Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees dated January 8, 2003.*

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G)         Press Release dated January 2, 2003 (incorporated by reference
                  to   Dynex  Capital,   Inc.'s  Schedule  TO,  filed  with  the
                  Securities and Exchange Commission on January 3, 2003).*

(a)(2)-(5)        Not applicable.

(b)               Not applicable.

(d)(1) Indenture between Dynex and Wachovia Bank, as Trustee, with respect to the 9.50% Senior Notes due 2005.*

(e)               Not applicable.

(g)               Not applicable.

* Previously filed.